UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CHINA GRENTECH CORPORATION LIMITED

(Name of Issuer)

Ordinary Shares, Par Value US$0.00002 per share

(Title of Class of Securities)

16938P107

(CUSIP Number)

Yingjie Gao

c/o 16th Floor, Block A, Guoren Building

Keji Central 3rd Road

Hi-Tech Park, Nanshan District

Shenzhen 518057, People’s Republic of China

+(86) 755 2651-6888

With a copy to:

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

+(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16938P107

1.	NAME OF REPORTING PERSON: Guoren Industrial Developments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 183,195,375 ordinary shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 183,195,375 ordinary shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,195,375 ordinary shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 16938P107

1.	NAME OF REPORTING PERSON: Heng Xing Yue Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 183,195,375 ordinary shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 183,195,375 ordinary shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,195,375 ordinary shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 16938P107

1.	NAME OF REPORTING PERSON: Yingjie Gao
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 183,195,375 ordinary shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 183,195,375 ordinary shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,195,375 ordinary shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 16938P107

1.	NAME OF REPORTING PERSON: Ce Lue Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 183,195,375 ordinary shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 183,195,375 ordinary shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,195,375 ordinary shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 16938P107

1.	NAME OF REPORTING PERSON: Target Growth Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 16938P107

1.	NAME OF REPORTING PERSON: Credit Suisse Trust Limited as Trustee of the GRRF Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) is filed with respect to China Grentech Corporation Limited (the “Company” or “Issuer”) jointly by Guoren Industrial Developments Limited (“Guoren Industrial”), Heng Xing Yue Investments Limited (“HXY”), Mr. Yingjie Gao (“Mr. Gao”), Ce Lue Investments Limited (“Ce Lue”), Target Growth Holdings Limited (“Target Growth”) and Credit Suisse Trust Limited as Trustee of the GRRF Trust (“Trustee”). Guoren Industrial, HXY, Mr. Gao, Ce Lue, Target Growth and Trustee are collectively referred to herein as the “Reporting Persons.”

This Amendment No. 6 amends and supplements the a statement on Schedule 13D filed on February 12, 2008 on behalf of the reporting persons named therein with the United States Securities and Exchange Commission, as amended on September 9, 2008, January 19, 2010, October 18, 2011, November 15, 2011 and November 22, 2011 (as amended and supplemented to date, the “Schedule 13D”). Except as provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On December 7, 2011, at the request of Mr. Gao, Trustee, on behalf of Target Growth, transferred one (1) fully-paid ordinary share with a par value of US$1.00 in Ce Lue, representing the entire issued and outstanding ordinary shares in Ce Lue, to Mr. Gao. Thereafter, Target Growth will be liquidated, followed by the termination of the GRRF Trust.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) As of the date of this Amendment No. 6, each of Guoren Industrial and HXY beneficially owns, and is the record holder of, 149,188,825 and 34,006,550 ordinary shares in the issuer, respectively. By virtue of their membership of a group for purposes of the Schedule 13D, each of Ce Lue and Mr. Gao may be deemed to beneficially own such shares totaling 183,195,375 ordinary shares in the issuer, which represent approximately 32.5% of the issuer’s outstanding share capital as of the date of this Amendment No. 6. As a result of the transactions described in Item 4, as of December 7, 2011, neither Target Growth nor the GRRF Trust beneficially owns any ordinary share in the issuer.

(b) As of the date of this Amendment No. 6, by virtue of their membership of a group for purposes of the Schedule 13D, Guoren Industrial, HXY, Ce Lue and Mr. Gao may be deemed to have shared voting power to vote or direct the vote, and dispose or direct the disposition of all 183,195,375 ordinary shares in the issuer. As a result of the transactions described in Item 4, as of December 7, 2011, neither Target Growth nor the GRRF Trust has any voting or dispositive power over any ordinary share in the issuer.

(c) Except for the transactions described in Item 4, there were no transactions in the ordinary shares in the issuer effected by the Reporting Person during the past 60 days.

(e) As a result of the transactions described in Item 4, as of December 7, 2011 each of Target Growth and the GRRF Trust ceased to be the beneficial owner of more than five percent of the outstanding ordinary shares in the issuer.

Trustee disclaims beneficial ownership of the ordinary shares in the issuer. The filing of the Schedule 13D and this Amendment No. 6 should not be deemed an admission that Trustee is the beneficial owner of any ordinary share in the issuer for any purpose.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2011

Guoren Industrial Developments Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Sole Director

Heng Xing Yue Investments Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Sole Director

Yingjie Gao

By:	/s/ Yingjie Gao

Ce Lue Investments Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Sole Director

Target Growth Holdings Limited

By:	/s/ Lau Chew Lui /s/ Silvio Roethlisberger
Name:	Bukit Merah Limited by its authorized signatories, Lau Chew Lui and Silvio Roethlisberger
Title:	Corporate Director

Credit Suisse Trust Limited as Trustee of The GRRF Trust

By:	/s/ Silvio Roethlisberger /s/ Mabel Chan
Name:	Silvio Roethlisberger and Mabel Chan
Title:	Authorized Signatories